

DIVISION OF
CORPORATION FINANCE

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

Mail Stop 4720

August 16, 2016

Via E-mail
Gabriel Dalporto
Chief Financial Officer
11115 Rushmore Drive
Charlotte, North Carolina 28277

> **Re:** **LendingTree, Inc.**
> **Form 10-K for Fiscal Year Ended December 31, 2015**
> **Filed March 1, 2016**
> **Form 8-K Filed July 28, 2016**
> **File No. 001-34063**

Dear Mr. Dalporto:

We have reviewed your filing and have the following comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

Please respond to this letter within ten business days by amending your filing, by providing the requested information, or by advising us when you will provide the requested response. Where we have specifically requested a draft of your proposed disclosures in future filings, please ensure that it clearly identifies new, revised or deleted disclosures, as appropriate. If you do not believe our comments apply to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

After reviewing any amendment to your filing and the information you provide in response to this comment, we may have additional comments.

Form 10-K for the Fiscal Year Ended December 31, 2015

Item 1. Business

1. We note your disclosure under "Products" on page 4 that "[f]or the years ended December 31, 2015, 2014 and 2013, one Network Lender accounted for 12%, 13% and 12% of total revenue, respectively, and another Network Lender accounted for 11%, 11% and 12% of total revenue, respectively." Please revise future filings to identify these customers, as required by Item 101(c)(1)(vii) of Regulation S-K. Also, please tell us whether you have any material contractual agreements with either

Network Lender. Finally, please tell us whether you considered the need to provide risk factor disclosure regarding the fact that a substantial amount of your revenues come from two lenders, indicating that your business was concentrated in a small number of network participants.

Item 7. Management's Discussion and Analysis of Financial Condition and Results of Operations

Revenues, page 27

2. In order for the reader to obtain a better understanding of the growth in your non-mortgage products revenue, please revise, in future filings, to discuss, analyze and quantify the changes in revenues recognized for each of the non-mortgage products offered for each of the periods presented.

3. In order for the reader to obtain a better understanding of the growth in your mortgage products, please revise, in future filings, to discuss, analyze and quantify the changes in revenues recognized for the refinance and purchase products separately for each of the periods presented.

Notes to Consolidated Financial Statements
Note 2 – Significant Accounting Policies

Revenue Recognition, page 42

4. Please revise, in future filings, to disclose your revenue recognition accounting policies for each of the mortgage and non-mortgage products offered by the Company.

Segment Reporting, page 43

5. We note your disclosure that during the first quarter of 2015, management made certain changes to its organizational structure that impacted previous operating segments. So that we may further understand the changes made, please provide us with sufficient information describing the changes made which resulted in the determination that you have only one reportable segment and you do not distinguish between markets or segments for the purpose of internal reporting. Please address the following:

   • Clarify whether you have more than one operating segment and whether you aggregate them into one reportable segment;

- Describe the role of the CODM and each of the individuals who report to the CODM; and
- Describe the information regularly provided to the CODM and how frequently it is prepared.

Note 16 – Discontinued Operations, page 62

6. Please revise, in future filings, to disclose for each period presented, the amount of remaining loans originated and sold for which the company continues to be liable for indemnification obligations, repurchase obligations and premium payment obligations. Further, tell us whether there have been any significant changes in the assumptions considered in your use of the "settlement discount framework" used in estimating the liability for loan losses.

Form 8-K filed July 28, 2016
Exhibit 99.1

7. You disclose the non-gaap measure "variable marketing margin" but you have not disclosed how this financial measure is useful to investors as required by Item 10(e)(1)(i) of Regulation S-K. Please revise your disclosures in future filings.

We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filing to be certain that the filing includes the information the Securities Exchange Act of 1934 and all applicable Exchange Act rules require. Since the company and its management are in possession of all facts relating to a company's disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

In responding to our comments, please provide a written statement from the company acknowledging that:

- the company is responsible for the adequacy and accuracy of the disclosure in the filing;

- staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filing; and

- the company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

You may contact David Lin at (202) 551-3552 or Chris Windsor at (202) 551-3419 if you have any questions regarding comments on legal questions. Please contact Marc Thomas at (202) 551-3452 or me at (202) 551-3752 if you have any other questions.

Sincerely,

/s/ Gus Rodriguez

Gus Rodriguez
Accounting Branch Chief
Office of Financial Services